Itaú Unibanco Banco Múltiplo S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF EXECUTIVE OFFICERS
OF APRIL 16, 2009

On April 16, 2009 at 3:00 p.m., the Board of Executive Officers of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., met at the Company’s registered offices, with the legal quorum being present and under the presidency of Dr. Roberto Egydio Setubal, unanimously deciding to register the alteration of the name of “Torre Itaúsa” to “Torre Olavo Setubal”, the Company’s registered offices becoming Praça Alfredo Egydio de Souza Aranha 100, Torre Olavo Setubal, São Paulo (SP), CEP 04344-902.

There being no further matters on the agenda and no officers wishing to raise any further matters, the minutes were duly transcribed and these, having been read and approved, were signed by all those present, the meeting then being declared closed. São Paulo-SP, April 16, 2009. (signed) Roberto Egydio Setubal – Chief Executive Officer; Alfredo Egydio Setubal and Candido Botelho Bracher – Executive Vice Presidents; Antonio Carlos Barbosa de Oliveira, Cláudia Politanski, Rodolfo Henrique Fischer, Sérgio Ribeiro da Costa Werlang and Silvio Aparecido de Carvalho – Executive Officers; Marco Antonio Antunes – Managing Director.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer